December 20, 2005

Mail Stop 4561

Nicholas D. Gerber
Management Director
United States Oil Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

Re:	United States Oil Fund, LP
      Amendment No. 3 to Registration Statement on Form S-1
      Filed December 5, 2005
      Registration No. 333-124950

Dear Mr. Gerber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you changed your company name on September 30, 2005.
Please make a corresponding change to your company information in the
EDGAR system.

2. We have reviewed your revisions in response to comment 5, and we re-issue the comment. Please provide investors with a more meaningful description of the expected offering price of units by APs to their retail customers. We note, for example, that you state the price will vary depending upon, "among other factors," the trading price and NAV. Please clarify what "other factors" will influence the offering price by the APs. If it is expected that the offering price will be between the market price and NAV, please state this.

3. We have reviewed your response to comments 2 and 8. Please revise the prospectus to clearly state that Authorized Purchasers will comply with the prospectus delivery requirements in connection with sales of units to its customers. We note your response where you state that you "anticipate" that APs will deliver preliminary or final prospectuses to their customers. It is not clear why delivery of a preliminary prospectus only would satisfy the prospectus delivery requirements. Please advise. In addition, since APs will only purchase securities after the registration statement is effective, please tell us how APs intend to use preliminary prospectuses in connection with offers and sales to their customers.

Cover Page

4. To make your cover page more readable, please consider omitting the second paragraph of text. This information is not required by
Item 501 and may be better suited for the prospectus summary.

Prospectus Summary

Overview of USOF, page 1

5. Please explain why the timing of the purchase of the Benchmark
Oil
Futures Contract influences whether you purchase a near-month contract or a second to nearest out contract.

6. Please revise to explain what the "near-month futures contract" and "second to nearest out" futures contract represent. We note that
"near month" is defined in the glossary, but we believe that additional disclosure in the summary would be helpful to investors.

7. We refer to your statement that "The performance of USOF`s investments in United States government obligations and cash and cash equivalents may not correlate with the performance of WTI light, sweet crude oil." Please revise to make clear that you do not expect any correlation between the interest income you receive and the price movement of the spot price of WTI light, sweet crude oil.

The Units, page 3

8. We refer to the first sentence under this heading. Please make clear that the units are registered by this registration statement, not that they will be registered.

Risk Factors

9. Please include a risk factor that addresses the fact that, with adequate notice, you may require a unitholder to withdraw from the partnership for any reason as discussed on page 36. As part of this risk factor, please emphasize that, upon notice, you may require withdrawal even in situations where the unitholder has complied completely with the provisions of the LP Agreement.

USOF`s NAV may not correlate with the price of the Benchmark Oil
Futures,... page 10

10. Please clarify why USOF "may not be able to buy/sell the exact number of Oil Futures Contracts and Other Oil Interests to have a perfect correlation with NAV" and why USOF may be unable to purchase these instruments at the market price.

11. Please clarify why the short-term supply and demand for WTI light, sweet crude oil may cause the market price to vary from the NAV in light of the fact that you will be continually buying and selling futures contracts, whose prices are affected by short-term supply and demand.

12. We refer to the final bullet point under this heading. Please clarify why the correlation between NAV and the spot price of WTI light, sweet crude oil may be less as USOF grows. The example you include appears to indicate that correlation is expected to increase as your assets grow.

There are position limits and the potential of tracking error, which could cause,... page 14

13. Please disclose, based on the most recent price of a WTI futures contract, at what point you would reach the speculative position limits imposed by NYMEX. Also, it appears that the contract price on
September 29, 2005 should be $66,790, rather than $66.79, which appears to be the price per barrel. Please revise as appropriate.

14. We have reviewed your response to comment 25, and we re-issue the comment. Please revise to explain the meaning of "tracking error" in the risk factor.

15. We refer to the final sentence under this heading that states that, "trading on these other exchanges will not harm USOF`s ability to track the spot price of WTI light, sweet crude oil because it will engage in over-the-counter swaps to mitigate the differences." Since you have not begun operations it does not appear that the company can definitively make such a statement. Please revise to remove it or advise us as to why you believe the statement is meaningful to investors.

USOF`s existing units are, and any units USOF issues in the future will be,... page 15

16. Please describe this risk in more detail. In addition, please clarify whether transfer restrictions apply to investors who purchase your units from an Authorized Purchaser.  Your disclosure on page
35
states that there are restrictions on transfer by investors who wish to become holders of record and receive cash distributions.


There is a risk that USOF will not earn trading gains sufficient to compensate,... page 16

17. We have reviewed your response to comment 28 and re-issue the comment. Please disclose the fees payable to ALPS and Brown
Brothers
Harriman under this heading.

USOF may be subject to liquidity risk with respect to its over-the-counter,... page 20

18. Please clarify what you mean by your statement that over-the-counter contracts are "less marketable," and the risk investors face as a result of the value of such contracts diminishing as a result.

Prior Performance of the General Partner and Affiliates, page 25

19. We note your response to comment 4 and the additional disclosure.
Please tell us why you have not included prior performance information for the Ameristock Mutual Fund, in accordance with
Item 8
of Guide 5. Please note that Item 8 refers to prior performance of programs sponsored by your general partner and affiliates of your general partner.

What are Oil Futures Contracts, page 30

20. Please revise to clarify that oil futures contracts trade in units of 1,000 barrels. Also, please discuss how contracts are priced.

21. Please revise to disclose the actual position limits and price limits currently imposed by the NYMEX. Also, please clarify the meaning of "net" speculative position.

What are the trading policies of USOF? - page 33

22. We have reviewed your response to comment 40, and we re-issue the comment. While we understand that futures contracts are not required to be cash-settled, we still do not understand under what circumstances United States Oil Fund would take physical delivery of the commodity and how physical delivery could cause the NAV to more closely track the spot price of WTI light, sweet crude oil. Similarly your description of when the fund may use a spread or straddle appears to merely repeat the definition of spreads and straddles. Please revise to include a description of the fund`s policies with respect to these matters.

Transfer of Units, page 35

23. We note your statement that if investors want to become holders of record and receive cash distributions, they must deliver an executed transfer application certifying that they are bound by, among other things, the LP Agreement. Elsewhere, you state that the fund does not anticipate making cash distributions, and it is not clear how making cash distributions would allow the fund to track the spot price of WTO light, sweet crude oil. Please revise to clarify under what circumstances the fund may make cash distributions to unit holders.

What is the Plan of Distribution?, page 36

24. Refer to the next-to-last full paragraph on page 37. Please revise to state that dealers who are neither APs nor underwriters, but are nonetheless participating in a distribution, would be unable to take advantage of the prospectus delivery exemption provided by
Section 4(3).

Redemption Procedures, page 41

25. We refer to your response to comment 47 in which you state that
APs may not withdraw a redemption request. We are unable to locate this disclosure under this heading. Please revise to include it or advise us as to where this disclosure can be found.

No resolution of conflicts procedure, page 57

26. We have reviewed your response to comment 50. Your revisions reflecting the fact that any disputes will be resolved through negotiations with the GP or through Delaware Courts does not address who is tasked with determining fairness to unitholders as required by the bullet points on page 58. Please revise to state, consistent with your response, that the general partner will make the fairness determinations described at the top of page 58.

Tax Status of USOF, page 63

27. We note that counsel`s opinion is based on the representations of
USOF and the general partner.  The representation regarding
"qualifying income" appears to be a legal conclusion that is critical to the opinion and therefore is not appropriate. Please revise the disclosure to remove or revise the reference to this representation.

Information You Should Know, page 75

28. Please tell us the basis for your statement that the prospectus incorporates by reference important business and financial information. Alternatively, please omit the references to incorporation by reference.

Glossary of Defined Terms - Appendix A

29. Since you use the defined term "Benchmark Oil Futures
Contract"
throughout the prospectus, please include a definition of that term in the glossary.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittenden at (202) 551-3472 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.
Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at (202) 551-3780 with any other questions.


Sincerely,



							Karen J. Garnett
							Assistant Director


cc:	W. Thomas Conner, Esq. (via facsimile)
	James M. Cain, Esq.
	Sutherland, Asbill & Brennan LLP
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Nicholas D. Gerber
United States Oil Fund, LP
December 20, 2005
Page 6